

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-Mail
Peretz Aisenstark
President
Duane Street Corp.
616 Corporate Way, Suite 2-4059
Valley Cottage, NY 10989

> **Re:     Duane Street Corp.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2012**
> **File No. 333-183760**

Dear Mr. Aisenstark:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise to disclose that you are a shell company and address the implications of that under Rule 144 of the Securities Act of 1933 or explain to us why you believe you are not a shell company.  Refer also to Rule 405 under the Securities Act of 1933.

3.  We note that in several sections of your registration statement you disclose that you plan to apply for a patent or estimate the cost of applying for a patent. Please revise throughout the filing to clarify where you are in the development of your product at this time and there is no guarantee that you will develop any products or obtain a patent for any products.

4.  Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

5.  A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Calculation of Registration Fee Table

6.  Given that you are registering a number of shares, please revise to indicate that you are calculating the fee under Rule 457(a).

Prospectus Cover Page

7.  Please disclose on your prospectus cover page that you are an emerging growth company. We note that you currently include this disclosure on the registration statement cover page. Please remove that language from the cover page, but include it on the prospectus cover page.

8.  In this regard, please delete the language that says the opt-in is irrevocable.

9.  Please explain what you mean by your statement "any investor who purchases shares will have no assurance that any monies besides themselves will be subscribed to the prospectus" in the fourth full paragraph of the prospectus cover page.

10. Please state clearly, if true, that there are no minimum purchase requirements and any arrangements to place funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

The Offering, page 3

Market for the common shares, page 3

11. Please revise here to indicate, as you have on page 22 under "Offering," that you plan to have your common stock listed on the OTC Bulletin Board, indicating here also the need for a market maker before you have your common stock listed on the OTC Bulletin Board.

Term of the Offering, page 3

12. We note your disclosure that the offering will terminate 180 days after the registration statement becomes effective and that you may extend the offering for an additional 90 days. You also state that "[i]n any event, the offering will end within six months of this Registration Statement being declared effective." Please revise your disclosure in this section for consistency or advise.

Business Summary, page 4

13. In one of your introductory paragraphs, please disclose that you had no revenues and any losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

14. In any future amendment, please update to include your cash on hand as of the most recent practicable date. Similarly revise under "Management's Discussion and Analysis," on page 30.

Risk Factors, page 5

This Offering Aims to Raise $180,000, page 7

15. It appears that you are describing two different risks in this risk factor. Please revise to identify and describe each risk in a separate risk factor.

Adverse Developments in the Global Economy, page 8

16. Please provide an estimate of debt financing you may require. If you currently do not have debt financing available to you, please revise to make that clear.

Our Product May Not Be Able to Distinguish Itself, page 10

17. Please revise to remove the phrase "unique" from this risk factor, as well as similar disclosure on pages 25 and 26. In addition, please delete the reference to "revolutionary product" on page 25. We view these statements as marketing language that is inappropriate for a registration statement.

Our Competition, page 19

18. Please revise the reference here to competition to clarify you are referring to future competition, given that you currently do not appear to have a product that has been fully developed or manufactured yet. The language here implies that you are currently competing with companies. Revise throughout, as necessary.

Use of Proceeds, page 20

19. Please provide more detail as to what is entailed under the categories of "Marketing and Brand Activity" and "Manufacturing." Text accompanying the table may aid in providing a breakdown.

Business Plan Implementation Schedule, page 25

20. We note your statement that you will not be able to "fully establish operations or otherwise implement [your] business plan until [you] are able to secure total financing of the $180,000 [you] are seeking to raise through this offering." Please revise here to explain what you can accomplish if 30%, 50%, 75% or 100% of the shares are sold. In this regard, it is not appropriate to state that you have not established a schedule for completion of tasks. To the extent you discuss future business plans, such as being able to produce and sell a "Babyrocker," the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the material steps involved, including the time frame for each material step, and the use of proceeds for each material step. Any obstacles involved before you can commence operations should also be discussed. This includes any possible need of additional financing. If additional financing may not be available, make that clear. Similarly revise under "Plan of Operations," on page 30. This disclosure should also clearly tie in with your "Use of Proceeds" disclosure on page 20. Please also update your risk factor under "We Are Unable to Provide a Time Table," on page 11, once you have revised your disclosure, as per this comment.

21. In this regard, please also provide the timeframes for what you have accomplished to date, as this will assist investors in assessing you anticipated timeframes for further establishing your operations.

22. Please revise to describe the "Babyrocker" in detail, including a brief description what the Babyrocker is. Clarify whether you have developed or produced at least one Babyrocker to date. Please explain your statement that there "is no comparable product on the market today." In addition, please explain how this product creates "an entirely new niche in the baby product market."

Market Opportunity, page 25

23. We note your disclosure that your "product was also found highly effective in soothing babies suffering from gas." Please revise to disclose whether there was a study conducted that found this product effective. Please explain how the Babyrocker can be effective when it appears that the product has not been designed or produced at this time. In the alternative, revise to remove this statement.

Strategy and Product, page 26

24. Please explain here what the Babyrocker is and how it differs from the example comparison to an exercise ball. Disclose whether or not your product has been tested yet or if there is a prototype for the product. If you are just in the concept phase, please make that clear. Please make clear where you are in the process of developing or manufacturing your product.

25. What is the cost per unit that you anticipate to sell your product?

26. Please revise to remove the statement that the Babyrocker "will be intended to be a quick and effective route to a content and soothed baby," as we view this as marketing language that is inappropriate for a registration statement.

Competition, page 27

27. Because you do not appear to have any clients at this time, please revise to delete your reference to "needs of [your] clientele" in this section.

Employees and Employment Agreements, page 27

28. Please revise to disclose how many hours each week your officers and directors will devote to the company if you raise at least 50% of the offering.

Government Regulations, page 27

29. Please revise to describe government regulations that will apply to you and disclose in what country or countries you intend to sell your products.

Market for Common Equity and Related Stockholder Matters, page 28

Holders, page 28

30. We note your disclosure on page 11 that two people own your stock. Please revise for consistency your statement that you have one holder of record.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview, page 29

31. We note your disclosure that "[a]s of September 6, 2012 [you] had $19,585 cash on hand." We also note your disclosure that you need $180,000 to implement your business

plan over a period of 24 months. Please advise us and revise to clarify whether you also plan to use cash on hand to implement your business plan.

Plan of Operations, page 29

32. We note your disclosure that you anticipate "utilizing consultants to create [your] product." Based on your disclosure in other sections of the registration statement, it appears that you already developed the product because you describe its superiority over other baby products. Please revise for consistency and clearly state here and in your summary and business sections whether you already designed and produced at least one Babyrocker.

33. Please revise to remove the statement that you "believe that [you] will be able to derive revenue from the sale of [your] intended product to [your] clients," because it appears that you do not have reasonable basis for this belief because you do not appear to have developed your product at this time.

34. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the material steps, timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships. How will you develop these business plans? If financing currently is not available for these plans, please make that clear.

35. We note your disclosure that you need $180,000 to commercialize and initiate sales of your product and that these costs will include "rent, the purchase of the product and web site." Please revise to explain what you mean by "the purchase of the product" in this context. In addition, based on your disclosure on page 28, it appears that your officers and directors provide office space to you for free. Please revise to explain what rent you anticipate paying and when.

36. We note your disclosure here that "the sale of 100% of the securities in this offering will not provide sufficient capital to fully implement the business plan." On page 11, however, you state that you "anticipate that [you] will require a total of $180,000 in order to implement [your] business plan." In addition, on page 31 you state that you "anticipate needing $180,000 in order to effectively execute [your] business plan over the next twenty four months." Please revise for consistency or advise.

37. We note your disclosure on page 32 that your Board of Directors is comprised of one individual. On page 40, however, you list two directors in the director compensation table. Please revise for consistency.

Jumpstart Our Business Startups Act, page 33

    38. Please delete the statement that the JOBS Act "provides a new form of financing to small companies."

Conflict of Interest, page 37

    39. We note your disclosure here that your officers and directors currently devote 10 to 20 hours per week to your business.  On page 27, however, you state that "Mr. Aisenstark and Mr. Shofel have the flexibility to work on [your] business up to 5 to 10 hours per week."  Please revise for consistency or advise.  Please also revise this section to clarify how much time it is anticipated that they will devote to the business if you have raised more than 50% of the offering.  If there is no guarantee that they will devote more time if you raise more than 50% of the offering, please also make that clear.

Committees of the Board of Directors, page 37

    40. We note your reference to achieving "stronger revenue base."  Please revise to delete this statement because you do not currently have any revenue.

Security Ownership of Certain Beneficial Owners, page 41

    41. We note your disclosure that the shareholder listed in the ownership table "has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares."  The ownership table includes two shareholders; therefore, please revise this statement or advise.

Recent Sales of Unregistered Securities, page 45

    42. We note the shares were issued in exchange for an accounts receivable note.  Please explain to us who issued the accounts receivable note.

Exhibits, page 46

    43. It appears that counsel's consent is included in Exhibit 5.1.  Please revise the exhibit index to include counsel's consent or advise.

Exhibit 5.1

    44. Please revise the opinion to indicate the number of shares covered by the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc:    Jonathan Strum, Esq.